Exhibit 4.7

DATED December 31, 2012

(1) TIGER MEDIA, INC.

as Seller

(2) PARTNER VENTURE HOLDINGS LIMITED

as Purchaser

SHARE PURCHASE AGREEMENT

i

THIS AGREEMENT is made on December 31, 2012

BETWEEN

(1)	TIGER MEDIA INC., an exempted company in Cayman Islands (the “Seller”); and

(2)	PARTNER VENTURE HOLDINGS LIMITED, an exempted company in British Virgin Islands (the “Purchaser”).

WHEREAS

(A)	SearchMedia International Limited of c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands (the “Company”) is registered as an exempted company in the Cayman Islands with number 182024 with an authorised share capital of US$54,000 divided into (i) 443,636,365 Ordinary Shares of a nominal or par value of US$0.0001 each (ii) 20,000,000 redeemable Series A Preferred Shares of a nominal or par value of US$0.0001 each (with 10,000,000 shares reserved for possible exercise of the Series A Warrants) (iii) 36,363,635 redeemable Series B Preferred Shares of a nominal or par value of US$0.0001 each and (iv) 40,000,000 redeemable Series C Preferred Shares of a nominal or par value of US$0.0001.

(B)	The Seller has agreed to sell and the Purchaser has agreed to purchase and pay for the Shares (as defined in this Agreement) on the terms and subject to the conditions of this Agreement.

IT IS AGREED

1.	INTERPRETATION

1.1	In this Agreement unless the context otherwise requires:

“Completion” means completion of the sale and purchase of the Shares under this Agreement;

“Completion Date” means December 31, 2012; and

“Shares” means the entire issued share capital of the Company consisting of 97,474,068 ordinary shares.

1.2	References to Clauses and Sub-clauses are to clauses and sub-clauses of this Agreement;

1.3	A reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted.

1.4	Headings to Clauses and Schedules are for convenience only and do not affect the interpretation of this Agreement.

2.	SALE AND PURCHASE

2.1	The Seller shall sell and the Purchaser shall purchase the Shares free from all claims, liens, charges, encumbrances and equities and from all other rights exercisable by or claims by third parties against Seller and together with all rights attached or accruing to them.

3.	CONSIDERATION

3.1	The total consideration for the sale of the Shares shall be the payment by the Purchaser of the sum of US$ 1.00 (the “Purchase Price”) payable in accordance with Clause 4.

4.	COMPLETION

4.1	Completion shall take place immediately after signature of this Agreement on the Completion Date.

4.2	At Completion, the Seller shall deliver to the Purchaser:

(a)	a duly executed transfer in respect of the Shares in favor of the Purchaser or such person as the Purchaser may nominate (the “Share Transfer Form”) and the share certificate for the Shares in the name of the Seller; and

(b)	such waivers or consents as the Purchaser may require to enable the Purchaser or its nominees to be registered as holders of the Shares.

4.3	At Completion, the Seller shall deliver to the Purchaser (or to any person whom the Purchaser may nominate as agent for the Company) the statutory books and common seal (if any) of the Company.

4.4	At Completion, the Seller shall procure the present directors and secretary (if any) of the Company (other than any director or secretary whom the Purchaser may wish should continue in office) to resign their offices as such and to relinquish any rights which they may have under any contract of employment with the Company or under any statutory provision including any right to damages for wrongful dismissal, redundancy payment or compensation for loss of office or unfair dismissal.

4.5	At Completion, on receipt of the items referred to in Clauses 4.2 to 4.4 above, the Purchaser shall execute the Share Transfer Form and pay the total consideration payable in respect of the Shares;

4.6	At Completion, on payment of the Purchase Price for the Shares by the Purchaser to the Seller, the Seller shall instruct a director or the secretary to update the register of members of the Company to record the Purchaser as the registered holder of the Shares.

5.	SELLER’S WARRANTIES AND UNDERTAKINGS

5.1	The Seller warrants to the Purchaser that:

(a)	the Seller is the sole beneficial owner of the Shares;

(b)	there is no option, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance or equity on, over or affecting the Shares or any of them and there is no agreement or commitment to give or create any and no claim has been made by any person to be entitled to any; and

(c)	no option, right to acquire, mortgage, charge, pledge, lien (other than a lien arising by operation of law in the ordinary course of trading) or other form of security or encumbrance or equity on, over or affecting the whole or any part of the undertaking or assets of the Company is outstanding and there is no agreement or commitment to give or create any and no claim has been made by any person to be entitled to any, other than as disclosure to Purchaser.

(d)	the Seller has the requisite power and authority to enter into and perform this Agreement and the other documents which are to be executed by the Purchaser at Completion.

5.2	Seller warrants that the Company’s Operating Account will have a minimum of USD300,000 at Completion for general working capital and legal fees.

5.3	Within 30 days of approval from NYSE MKT, Seller shall issue the Purchaser an option to purchase 650,000 shares of the Seller’s Common Stock at $1.25 per share pursuant to the Seller’s Amended and Restated 2008 Share Incentive Plan.

6.	PURCHASER’S WARRANTIES AND UNDERTAKINGS

6.1	The Purchaser warrants to the Seller that:

(a)	the Purchaser has the requisite power and authority to enter into and perform this Agreement and the other documents which are to be executed by the Purchaser at Completion (the “Purchaser’s Completion Documents”);

(b)	this Agreement constitutes and the Purchaser’s Completion Documents will, when executed, constitute binding obligations of the Purchaser in accordance with their respective terms;

(c)	no order has been made or petition presented or resolution passed for the winding-up or administration of the Purchaser;

(d)	the execution and delivery of, and the performance by the Purchaser of its obligations under, this Agreement and the Purchaser’s Completion Documents will not:

(i)	result in a breach of any provision of the Memorandum or Articles of Association or by-laws or equivalent constitutional documents of the Purchaser;

(ii)	result in a breach of, or constitute a default under, any instrument to which the Purchaser is a party or by which the Purchaser is bound;

(iii)	result in a breach of any order, judgement or decree of any court or governmental agency to which the Purchaser is a party or by which the Purchaser is bound; or

(iv)	require the Purchaser to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority or person which has not been obtained or made at the date hereof both on an unconditional basis and on a basis which cannot be revoked; and

6.2	Intentionally Omitted.

6.3	Following Completion, Purchaser will provide full assistance to Seller in relation to the audit of the Company and Company’s subsidiaries for the year ended 2012 and as requested for 2013.

6.4	Purchaser agrees that Seller may have certain potential claims or suits against third parties pursuant to the rights of the entities acquired by Purchaser (the “Seller Outstanding Claims”). In case of Seller Outstanding Claims pursued, Purchaser agrees to notify Seller of the proceedings for any such claims or suits upon reasonable request. Purchaser agrees that Seller shall be entitled to 50% of the proceeds from any recovery from any Seller Outstanding Claims. Within five (5) business days of the settlement of any Seller Outstanding Claim, Purchaser shall notify the Seller of such settlement, including all pertinent financial and other details and shall pay Seller 50% of the proceeds from any recovery within 30 days of such settlement. Seller shall have the right to audit the Purchaser’s books and records on reasonable notice to Purchaser to verify the status of any Seller Outstanding Claims.

6.5	Intentionally Omitted.

6.6	Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of its officers and directors prior to the Completion, as provided in the Company’s Memorandum and Articles of Association shall survive the Completion for acts occurring prior to the Completion, in accordance with their respective terms.

7.	ENTIRE AGREEMENT

7.1	This Agreement and any other documents referred to in this Agreement (the “Share Purchase Documents”) constitute the whole and only agreement between the parties relating to the sale and purchase of the Shares.

7.2	Except in the case of fraud, no party shall have any right of action against any other party to this agreement arising out of or in connection with any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of the Share Purchase Documents made or given by any person at any time prior to the date of this agreement except to the extent that it is repeated in the Share Purchase Documents.

8.	NOTICES

8.1	Any notice or other communication given or made under or in connection with the matters contemplated by this Agreement shall be in writing, in the English language, and may be sent by messenger, a recognised courier service, telegram, telex, fax, prepaid airmail (in the case of international service) or electronic mail to the address of the relevant party as set out below. Without prejudice to the foregoing, any notice shall conclusively be deemed to have been received on the next working day at the address to which it is sent, if sent by overnight delivery or electronic mail, with follow up receipt confirmation.

The Seller

Address:	Room3803, 38th Floor, K Wah Center, 1010 Middle Huaihai Road, Xuhui District, Shanghai, China 200030
Email:	peter.tan@tigermedia.com.cn
Attention:	Peter Tan, Chief Executive Officer
With a copy to: Joshua Weingard SearchMedia Holdings Corporate Counsel and Corporate Secretary 4400 Biscayne Blvd Miami, FL 33137 jweingard@searchmediaholdings.com Fax: 305-575-4130

The Purchaser

Address:	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands
Email:	davidskgoh@yahoo.com.hk
Attention:	David Goh, Director

9.	ANNOUNCEMENTS

9.1	No announcements concerning the sale of the Shares or any ancillary matter shall be made by either party without the prior written approval of the other party, such approval not to be unreasonably withheld or delayed, except as required by law or by any competent regulatory authority.

9.2	Seller and Purchaser hereby agree that neither they nor any of their respective affiliates or representatives acting on their behalf will make any announcement or disclosure regarding the terms of this Agreement without the consent of the other Party hereto, except to their respective attorneys, accountants and other financial advisors and regulators or as necessary or as required by applicable law. All discussions, information and due diligence materials exchanged between Seller and Purchaser and their representatives in furtherance of the Agreement contemplated hereunder, and all material non-public information of Seller, shall be treated as strictly confidential.

10.	COSTS

10.1	Each of the parties shall pay its own costs and expenses in relation to the sale and purchase of the Shares and to the preparation, execution and carrying into effect of this Agreement and all other documents referred to in it.

11.	COUNTERPARTS

11.1	This Agreement may be entered into in any number of counterparts, and by the parties to it on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

11.2	Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

12.	GENERAL

12.1	The invalidity or unenforceability of any provision of this Agreement shall not prejudice or affect the validity or enforceability of the remainder.

12.2	A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each of the parties to this Agreement.

12.3	The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not constitute a waiver of the right or remedy or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

12.4	The rights and remedies contained in this Agreement are cumulative and not exclusive of rights and remedies provided by law.

12.5	The relationship between the parties hereto does not constitute a partnership and nothing in this Agreement shall constitute or be deemed to constitute a partnership between the parties hereto and none of them shall have any authority to bind the others as partners in any way.

12.6

Non-recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this agreement or for any claim or action based on, in respect of or by reason of the transactions contemplated hereby.

13.	GOVERNING LAW

13.1	This Agreement shall be governed by, and construed in accordance with, the laws of the Cayman Islands and the parties irrevocably submit to the non-exclusive jurisdiction of the Cayman Islands courts.

IN WITNESS whereof this Agreement has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of tiger media, inc.:	)

	)	/s/ Peter Tan
	)	Duly Authorised Signatory
)
	)	Name:	Peter Tan
)
	)	Title:	CEO

SIGNED for and on behalf of PARTNER VENTURE HOLDINGS LIMITED:	)

	)	/s/ David Goh
	)	Duly Authorised Signatory
)
	)	Name:	David Goh
)
	)	Title:	Director